Uxin Announces Entry into Definitive Agreements for Financing Transaction of US$100 Million in Replacement of the Previously Announced Binding Term Sheet

BEIJING, June 30, 2022 (GLOBE NEWSWIRE) -- Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced that it has entered into definitive agreements with an affiliate of an existing shareholder, Nio Capital, for the subscription of 714,285,714 senior convertible preferred shares of the Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The completion of the transaction is subject to certain customary conditions. Following the closing of the transaction, the issuance of 714,285,714 senior convertible preferred shares will represent approximately 20% of the Company’s total issued ordinary shares on an as-converted and fully diluted basis, considering the anti-dilution adjustment to the previously issued preferred shares of the Company. The binding term sheet previously announced on May 16, 2022 has been replaced with the definitive agreements.

The Company plans to use the proceeds from the financing transaction primarily to develop its Inspection and Reconditioning Plant in Hefei, expand its capacities to provide high quality used cars, and support its long-term business growth.

About Uxin

Uxin is a leading e-commerce platform for buying and selling used cars in China. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in select regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Uxin’s filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:
Uxin Limited Investor Relations
Ms. Joyce Tang
Phone: +86 10 5691-6765
Email: ir@xin.com

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com